Filed by The First American Corporation
Pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended
Commission File No. 000-3658
Subject Company: First Advantage Corporation
Commission File No: Pending
Subject Company: US SEARCH.com Inc.
Commission File No: 000-26149

Set forth below is a transcription of an investor conference call held on December 16, 2002.

Operator

Welcome to The First American Corporation and US Search conference call. On the call this morning, are:

•	Park Kennedy, president of The First American Corporation;

•	Tom Klemens, CFO of The First American Corporation;

•	John Long, president of The First American Screening Information group;

•	Brent Cohen, president and CEO of US Search;

•	Jo Bandy, Vice President of Corporate Communications for The First American Corporation; and

•	John Lamson, CFO of First American Real Estate Information Services

All lines will be in a listen only mode until the formal question and answer session at that time instructions will be given on how to ask a question.

This conf is being recorded at the request of The First American Corporation and if you have any objections you may disconnect at this time.

I’d like to remind participants that this call will be accompanied by a web-based presentation that can be accessed at the investor relations section of First American’s website at www.firstam.com/investor and US Search’s website at www.ussearch.com.

Now, I’ll turn the call over to Mrs. Bandy. Ma’am, you may begin

Jo Bandy – VP, Corporate Communications, First American

Good morning everyone, before we get started, I’d like to remind our listeners that certain statements made in this presentation are forward-looking. Such statements include those relating to the expected closing date of the transaction, cost and revenue synergies, First Advantage Corporation’s revenues for 2002 and 2003, its ability to leverage its technology, its growth rate, its leadership in its industry, its management team, its margin improvement, the services it will be provide, its geographic reach, its financial strength, its operating efficiencies, its market position and market position growth, its acquisition strategy, its expected valuation, its access to capital, the multiple on First Advantage Corporation stock and the accretive nature of the transaction. Risks and uncertainties exist which may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; consolidation among the company’s significant customers and competitors; the company’s continued ability to identify businesses to be acquired; changes in the company’s ability to integrate businesses which it acquires and other factors described in the Annual Reports on Form 10-K for the year ended Dec. 31, 2001 for The First American Corporation and US SEARCH.com Inc., as filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made. None of The First American Corporation, First Advantage Corporation and US SEARCH.com Inc. undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

With that, it’s my pleasure to turn the call over to Park Kennedy, president of The First American Corporation. Park?

Park Kennedy – President, First American

Thanks Jo. Good morning and thank you for joining us today to discuss the merger of The First American Corporation’s Screening Information segment with US Search and the creation of a new company—First Advantage Corporation. The Company, which will apply for listing on the Nasdaq National Market, will be 80% owned by The First American Corporation and 20% owned by the shareholders of US Search. The merger is scheduled to close during the second quarter of 2003.

First Advantage is a critical step in First American’s growth strategy to maximize profitability for shareholders and to emerge as a leader in the screening industry. The merger brings many benefits to First American and US Search shareholders, including:

•	significant potential cost and revenue synergies, and

•	the opportunity for First American and US Search to use the stock of an independent public company as a vehicle to fund continued growth of the screening businesses.

First American is contributing business for which it invested $187 million over the last 4 years. The Merger is expected to be nominally accretive to First American in 2003 and approximately $0.02 accretive in 2004.

First Advantage stock should receive the higher valuation afforded to companies in the screening industry, and we believe that this presents a great opportunity to build First Advantage into a first-class industry leader, while increasing the value of First American’s investment.

And, we believe that First Advantage will be well-positioned to be an industry leader. The merger combines top-tier assets, excellent management teams, innovative technology and leading products.

We look forward to the benefits provided by our relationship with First Advantage and to the future of growth and profitability for First American, US Search and future First Advantage shareholders.

Now, let me turn the call over to John Long, president of First American’s Screening Services Division to discuss the merger in more detail.

John Long, President – First American’s Screening Information Group

Thanks Park.

Good morning everyone and thanks for joining us today to discuss the merger of the Screening Information businesses of The First American Corporation, and US Search.

The merger combines our screening services business, which includes employee background screening services, tenant screening, alcohol and drug testing and motor vehicle reports, with US Search’s location, background screening services to create a new company called First Advantage Corporation.

This is an extremely exciting transaction and one which we believe is very positive for the employees, customers, vendors and shareholders of both companies. It will result in a new company with capabilities that have the potential to transform our industry. First Advantage will have the scale, scope of services, geographic reach and financial strength to not only be a leader in screening and verification management services, but also to aggressively pursue opportunities for growth in the expanding fields of screening and risk management services.

First Advantage will immediately become a leader of comprehensive screening and verification management services for both businesses and consumers. We will be a top tier player in all of our primary market segments and we will have the critical mass to grow and compete effectively in the rapidly consolidating screening industry and the expanding verification industry.

The merger brings together US Search’s innovative and proprietary DARWIN technology and First American’s leading business information products. DARWIN’s leading work flow and sourcing technology reduces the cost of operations and improves the quality of information. By applying DARWIN across all business lines, the combined company will be able to significantly enhance operating efficiencies and grow margins.

All of which is expected to result in a strong financial performance, both immediately and in the future. The combined company is expected to have revenues of approximately $160 million in 2002, and is expected to be profitable on a net income basis upon inception. First Advantage is expecting significant revenue and cost synergies and is targeting long-term operating margins of over 30%. The company will have a strong balance sheet, with in excess of $10 million in cash and no long-term debt.

In a moment I’m going to describe the business strategy behind this combination. But first I’d like to say a few words about the genesis of this deal.

For those of you who are new to The First American Corporation, we are a company that has been around for over a century, tracing our history back to 1889. We’re a member of the Fortune 500, with more than $3.75 billion in revenues last year. We have over 1,300 offices and 22,000 employees around the world. In many of our products and services, First American is either number one or number two by market share, and achieving market leadership is a fundamental tenet of our corporate strategy.

Over the past several years, First American has expanded the scope of our operations to provide non-cyclical, high margin services to a customer base outside our traditional real estate business. We built our screening services business through a series of strategic acquisitions of companies that provided employee background screening, resident screening, motor vehicle records and substance abuse management and testing. We believed that the screening industry was complementary to our core competencies in providing business information.

We also saw it as an industry that was undergoing rapid consolidation, driven by customer demand for a more comprehensive, integrated solution. As a consequence, we believed we had a limited window of opportunity to build a high growth, high margin business with very attractive returns on invested capital.

It turned out that there was another company that had a similar strategy, but a very different background and set of competencies. We first came across US Search because we were looking at potential acquisitions. As the conversation developed we saw the potential to combine our two businesses in a way that would greatly advance our competitive position, allow us to better serve our customers and create value for the shareholders of both companies.

So what are the business benefits behind this merger?

To begin with, our businesses represent an excellent strategic fit, both in the products we offer and the customers we serve.

The new company will operate in five primary market segments and will be able to leverage the DARWIN technology platform.

•
Employee Background Screening will be the first one. Through Hire Check and PRSI we will provide comprehensive background screening to employers, including identity verification, criminal record checks, employment and education verifications, professional reference checks and credit reports.

•	The second one is People Location services.– US Search.com is the leading provider of online search services to consumers, including individual location, childcare and contractor screening.

•
The third product will be Substance Abuse Management and Testing. Through Substance Abuse Management, Inc. (SAMI) and Employee Health Programs (EHP) we are a third-party administrator of alcohol and drug testing. We also provide Employee Assistance Programs, and other services that help employers and employees.

•
Our fourth business line will be Resident Screening. Through First American Registry and Safe Rent we have built the leading multifamily resident screening service, providing landlords with information regarding a housing applicant’s rental payment history, occupancy responsibilities, eviction actions, credit information and similar background data.

•
And last, Motor Vehicle Reports. Our American Driving Records, Inc. (ADR) provides Motor Vehicle Reports (MVRs) to insurance agents, background screening companies and transportation carriers, with electronic, Web-based connections to DMV records in 47 states.

Each of these businesses will leverage a common technology platform and shared business processes so as to develop the scale, process excellence and technological superiority required for market leadership.

First Advantage will also have access to US Search’s blue-chip customer base of over 200 clients in its key verticals of telecommunications, financial services, insurance and healthcare for cross-selling and up-selling opportunities and to deploy its fully integrated, suite of search and verification services.

First Advantage will be a top tier player in each of its primary market segments. We estimate we will be #3 by market share in the background screening market, #2 in the drug screening market, #1 in the markets for individual location and tenant screening, and one of the top four players in motor vehicle records industry. As I mentioned earlier, being a market share leader is central to First American’s business strategy and the new company will have the characteristics that are required for an industry leading cost structure, brand recognition and marketing reach that comes with that position.

We believe that First Advantage will be well positioned to compete against its peers in verification and screening services. And, recent deal multiples make the combination of US Search and First American’s Screening Information businesses very attractive and our public currency should enable us to take advantage of the consolidating screening services industry.

Let me turn the call over to Brent Cohen, president and CEO of US Search to continue to discuss the synergies of the two companies.

Brent Cohen, president and CEO of US Search

Thank you, John.

Now that you are beginning to have a better understanding of why we are all so excited about the potential of this combination and the opportunity it presents to create an industry leader with significant scale and competitive differentiation, let me walk you through the transaction in a bit more detail and talk about the benefits for our shareholders.

The merger will bring together two companies with very complementary core competencies.

US Search brings a proprietary, scalable technology platform that makes it possible to access and intelligently assimilate information from a myriad of available databases on a fully automated basis. DARWIN’s industry leading workflow and sourcing technology reduces the cost and improves the quality of both information and analytics. By implementing this scalable platform across all lines of our business, we expect to significantly improve its operating efficiency and margins.

US Search also brings a consumer Web portal that can serve as a channel to introduce new consumer information products, including credit reports, property information reports, homeowner’s insurance and home warranties.

And US Search provides a public vehicle that can be used to fund continued growth using equity that is valued according the growth prospects of our screening businesses.

First American brings with it the experience and unique information assets developed as one of the largest players in the business information market. We provide the breadth of services required to have a truly comprehensive solution to the needs of both enterprises and consumers. And we bring the operating scale required to successfully consolidate the screening industry.

The combination of the two companies will accelerate our shared growth strategy in a manner that neither could achieve on its own. These synergistic benefits, include more rapid market penetration, a scalable technology platform and significant revenue synergies.

So what are the benefits for US Search shareholders? As Park mentioned, the merger significantly advances First American’s growth strategy, but it also significantly advances US Search’s growth strategy and will support development of a strong competitor in the rapidly consolidating search industry that will benefit both US Search and First American shareholders.

And as for US Search shareholders, they will get a partner who is a leader in the business information sector and be able to significantly accelerate their growth strategy.

Acceleration in growing market

•
The merger creates a company with the critical mass to grow and compete effectively. It will be able to secure economies of scale in data acquisition and will be favorably positioned to meet all of the screening and risk management needs of Global 2000 companies.

•	With no long-term debt and in excess of $10 million in cash, the new company will have a strong balance sheet and not be encumbered by outstanding debt or financial issues.

•
The new company will have a strong base of products and the capability to innovate and develop new products. The combination of US Search’s market-leading consumer Internet business and the databases of First American will enable the new company to introduce a variety of new products and services.

This results in Ownership in a growth company

The combination of US Search with First American’s screening services division will enable the combined company to provide a full suite of solutions to address the screening and verification management needs of both businesses and consumers.

The merger will create an excellent fit in terms of existing customer base, with significant enterprise, small business and consumer customers and multiple opportunities for cross-selling and up-selling of services. For example, US Search’s background screening clients include Fortune 1000 companies, whereas First American’s HireCheck clients include mid-sized and smaller companies.

US Search’s proprietary, scalable technology makes it possible to access and intelligently assimilate information from a myriad of available databases on a fully automated basis. By implementing this scalable platform across all of its lines of business, the combined company expects to significantly improve its operating efficiency and margins.

To cap it all, we have a Best-in-class management team. The new company will have a seasoned management team culled from the best-in-class at both US Search and First American. Parker Kennedy, President of The First American Corporation, will serve as Chairman; John Long, currently president of First

American Screening Services, will serve as CEO; and I will serve as president of the combined company.

We will be headquartered in St. Petersburg, Florida and will have offices located across the country to support our nationwide growth strategy.

With that, I’ll turn the call back to John.

John Long, President — First American’s Screening Information Group

Thanks Brent.

The bottom line is that First Advantage presents a platform for significant growth for all of us. As a public company First Advantage’s growth should be able to create acquisition currency that will facilitate further growth and consolidation.

In addition, First American Screening Information group will be able to leverage US Search’s DARWIN technology to improve operating efficiency and margins.

And the merger provides First American with new marketing channels and strong customer relationships that will provide the opportunity to sell our products and services to the enterprise and consumer markets.

As sales ramp across all market segments and we cross market our services, we believe that First Advantage will gain further leverage and drive increasing returns.

And very importantly, this deal presents tangible financial synergies.

This includes an estimated $10 million in incremental revenues from cross selling and up selling of new products to our existing clients base, and the development of new products based on the combined products.

It also includes $10 million in estimated reductions in our cost structure due to increased automation of fulfillment, reduced data acquisition costs, elimination of duplicative overhead, and reduction in technology implementation costs.

This merger will result in a company that is better positioned to serve the current and future needs for our customers. We will be able to offer best-in-class integrated software for the verification management. We will be able to introduce a higher degree of automation to our fulfillment and data management, so as to increase data quality and speed time to hire. And we will be able to build a flexible technology platform that our clients can use.

In conclusion, we believe that this merger is a win-win situation for the shareholders of US Search and First American. The combination is expected to result in a business with significantly greater value than its component parts due to revenue and cost synergies.

All shareholders will participate in a company with a stronger market position as the leader provider of a full range of screening services and as the pioneer in the growing verification management sector. The combined company will have:

•	a leading market position;

•	scalable technology to implement and from which to reap significant operational efficiencies;

•	a complementary customer base in various market segments, including enterprise, small business and consumer;

•	innovative products;

•	profitable operations;

•	and significant revenue and cost synergies;

•	and the financial and managerial resources to actively pursue growth opportunities.

And, as a public vehicle with significant assets and a clear strategic focus on the screening services market, the combined company should be more attractive to financial analysts and high quality institutional investors.

With that I think we’re ready to open up to questions.

Operator

Thank you. At this time we will begin our question and answer session using our polling feature. If you have a question please press *1 on your telephone.

One moment while the questions register. Our first question comes from Mike Vinciquerra from Raymond James.

Mike Vinciquerra — Raymond James
Good morning guys. First question. Can you provide us with some analytics to help us better understand the 80/20 split in the ownership and basically an implied valuation on the merger?

John Long
We did an analysis of the two companies of our growth of contribution into the combination and believe that this was a good mix or good split of the two companies. We are very comfortable with that split, with the six businesses that First American put into the transaction. There were two businesses that were put into by US Search. We believe they are very complementary and 80/20 seemed like the appropriate valuation and was supported by our investment bankers.

Mike Vinciquerra
So it would be based on US Search’s market cap right now of $75 million, you might expect a market cap of the combined companies of somewhere in the mid $300 to $375 million range. Is that in the ballpark?

John Long: The market will value it as it feels appropriate.

Brent Cohen: The proxy will be out in the next month that will give you a lot more information.

Mike Vinciquerra
O.K. You are talking about $160 million in revenues for 02. From my conversations with the folks at First American, indicate that screening is on a run rate for somewhere around $175 million for 02 because of some recent acquisitions. Can you give us a run rate estimate for 2002 because I believe US Search has added some revenues over the course of the year as well.

John Long: The $160 million that we put into this presentation is the number that we are comfortable with for the year. The $175 million number; I am not sure I know where that came from.

Mike Vinciquerra: Apparently with the acquisitions you made of SafeRent and so forth, John, your run rate is closer to $175 million annualized. What you had before that you included in those two acquisitions.

John Long: Ah – I don’t believe that is true.

Mike Vinciquerra – O.K. And one last question; I’ll let someone else on then – the one thing that I am not sure I understand is exactly what US Search’s product is all about as far as people searching. Brent, can you provide us just a little more detail on exactly what you provide to your Fortune 1000 clients.

Brent Cohen: We’ve got two businesses, which are the consumer business – which is people location business which is using the Internet as a vehicle to find long-lost family members and friend. We get about 500,000 visits a day on our website. We go through any of the major portals – Yahoo! AOL, MSN, etcetera, and you go into the people search area. When you are looking for someone and you can’t find them, it automatically defers to our site. On the corporate side, the enterprise side, we have enterprise solution which is focused on the Fortune 1000 companies where we provide integrated solution with online applications with digital signatures to get around the paper from the consumer perspective all the way through compliance from the FCRA capability. Integrated into the HR systems of the customer so it would integrate with PeopleSoft and is really a full blown solution for background screening services which allows us to integrate drug screening with our combined company and the other services that there are.

Mike Vinciquerra – Is there a approximate breakdown in businesses between those two sectors?

Brent Cohen– It is about 65/35. 35 percent enterprise and 65 consumer.

Mike Vinciquerra – O.K. Thanks very much.

Operator: Geoffrey Dunn – Keefe Bruyette Woods

Geoff Dunn: Good morning guys. Looking at First American, you have bitten off two big acquisitions before – EHP and SafeRent – and – the challenge for the coming year is to integrate those – what other challenges will this deal introduce and how will that affect the guidance you have given to us before – the $150 million plus of revenue for next year and growth rates or margins getting into low to mid teens?

John Long:
Clearly it adds two more businesses that we have to worry about consolidating – HireCheck and PRSI. We will work diligently toward doing that and certainly during the planning – during the period between now and closing – we can do that. 2003 for us will be very much a transitional year – not knowing exactly when this transaction will close, we will spend the bulk of next year working on consolidating our businesses and implementing the technology. We are very comfortable with our long-term growth rate of 20% or greater per year. And believe that probably in 2004, and on, we will start to see some significant market improvements.

Geoff Dunn – When you say that 20% long-term rate – are you incorporating all of your discussion about introducing new products and cross-selling or is that the core fundamental growth rate and the rest of that is upside?

John Long: That is organic growth rate from our current businesses, it does not take into account any potentially new products or any acquisitions.

Geoff Dunn: And finally, on the margin front – I think you indicated long-term margins you believe will be 30% plus. Is that right?

John Long: Yes we do.

Geoff Dunn: How long until you are able to hit that rate given sort of previous expectations for the screening businesses?

Brent Cohen: I think it will probably take us a couple of years to get there, it depends on how fast we can convert everybody over to the new platform and how fast we ramp the revenues.

Geoff Dunn: Then 2005 is a good guess?

Brent Cohen: 2005. Sure.

Geoff Dunn: I was wondering because of your margin expectation and expectation for top line growth, when does the accretion really kick in. Of course I realize that it is a small part of FAF but I think it may be more than $0.02 for 2004.

John Long: Tom would you like to take that?

Tom Klemens: I think that the $0.02 is a pretty conservative number Geoff. So if we exceed it, great, if not – we are trying to be realistic about it.

Geoff Dunn: What’s helping the expense savings?

Tom Klemens: How much?

Geoff Dunn: Yeah.

John Long: We have $10 million in expense savings and $10 million in cross selling and upselling.

Geoff Dunn: O.K. Thank you.

Brad Eichler - Stephens Inc.

Good morning guys. To the FAF guys, this is a nice looking way of monetizing an asset that you guys were not getting much credit for. Can you talk a little more about margins right out of the box – and just look at the public information on US Search – it looks like you guys have been basically at kind of breakeven with a loss of operations year to date and I know that the FAF business is operating at around a 10% margin today? In 03, excluding the $10 million in expense savings, what type of margins is reasonable to expect from these businesses?

Brent Cohen answers: From our perspective, we’ve seen historical growth margins in the 17% percent range and you will see historically that the mix of business has changed as well as the growth margins have increased dramatically over the course of last year. Most of it has come from the technology implementation which has resulted in the increase in margins. I think we are going to see similar kinds of improvements on the operating leverage that is going to come about as a result of our deployment of technology across the businesses. Exactly when the full benefit of that comes into play it’s a little early for me to give you that determination today.

John Long: 2003 is a tough year for us because of the timing of when the transaction closes and then the actual implementation of the technology and of the synergies related to some of the acquisitions.

Brad Eichler – O.K. You talked a little bit about the five business segments and then gave us what you believe to be your market share. Could you talk a little bit about the percent of total revenue, the 160 number, and roughly, how much of it is represented by each of those businesses or segments?

John Long answers: Can I answer that? For public disclosure purposes?

Attorney answers: Yes.

John Long answers: Approximately $35-40 million in motor vehicle record searches, the $30-35 million range for criminal background checks, $40 million range for drug screening, $40 plus million range for tenant screening. Consumer – what do we have today – $20 million? $20 million plus for consumer. It may not exactly add up but it is approximate.

Brad Eichler – Is this going to be a tax-free deal for FAF?

Tom Klemens: Yes.

Brad Eichler – Can we get a little bit of background as to how this transaction came about. Was there a process that US Search was going through and this was something that looked interesting to you guys at FAF or…?

John Long: I think that Brent and I were both exploring different possibilities of ways that we could advance our businesses. We met seven or eight months ago and started to talk about this possibility. As we got to know each other and got more comfortable, it seemed like a logical transaction for us. Both businesses had strategies to build a business like this. It certainty seemed better to join together than to compete directly. It is a very complementary management team. The US Search team has very strong benefits that they can add to the combined company. They will really enhance, I think, the overall success of the company. I feel very good about this mix. Brent do you have any other comments?

Brent Cohen: No. I think that is exactly right. We were both pursuing a growth strategy which included doing a number of acquisitions and we came across each other in the course of that process. The complementarity of the two businesses plus the unique information availability from First American for our consumer businesses made it very attractive to us.

Parker Kennedy: Brad, this is Park. We also at the board level talked with John about the best way to realize the value of that segment. Because the segment operates independently of our other segments, it is the kind of thing that works well for a carve out. So we talked to John about looking for a vehicle that could help us go public.

Brad Eichler – Thanks. Congratulations

Terry Lally – Cramer Rosenthal: Good morning. Can you talk about the individual segments and growth rates you expect in these individual segments?

Brent Cohen: We have management estimates of what we consider to be growth rates from the various areas in which we are participating. There has been very little formal research that has been done in that regard. We see the background screening market as having enormous growth. I think only 15% of employees are screened today. The drug screening market place has less of a growth rate than the background screening area. But there are a number of people in the background screening area who are now only starting to add drug screening to their process. The consumer business is a wild card business because we do not really know how big it can grow given the accessibility we have now to all the additional information from our relationship with First American. There are significant growth opportunities as well as in the areas of tenant screening and the motor vehicle area. We do not have the specifics in terms of growth rates in the industry as it pertains to growth rates. We feel very comfortable from our perspective and the basis of where we are, that we can grow with a compound annual growth rate of 20%.

Terry Lally: You talk about over and under, like say in background having a higher growth rate. Is that higher than the 20% where drug came under 20% or would both the segments actually be north of 20%?

John Long: It is hard to answer that. Remember, one of the opportunities here is the cross selling. One of our major focuses right out of the gate here is to sell different products to each others’ clients. We have a lot of companies in the mix here. Over the next couple of years we anticipate major penetration within our client base of other products which we are selling including things like employee assistance program. It is a very small business for now, but it could be a very large one over time. I do not want to speculate per se where the bulk of that will come from. We are very comfortable that these businesses will collectively grow 20% or more. We will definitely try to take advantage of our best opportunities in the near time.

Terry Lally: What is the proforma EBITDA?

John Long: That will all be available when the proxy is released in approximately 30 days.

Terry Lally: The $10 million in cost synergies you talked about — can you quantify the specific synergies and how much is coming from each category?

John Long: I am sorry — I did not hear that?

Terry Lally: The $10 million in cost synergies — can you quantify how much is coming from each specific category?

Brent Cohen: I think it is too difficult for us to identify the category it comes from but the costs are largely coming from the data acquisition a high degree of process automation using our technology . . . . value added products that are coming from the unique data assets that we are gaining access to. I think that much of this is coming from those areas.

Terry Lally: How much is coming from duplicate overhead?

Brent Cohen: Most of our businesses are pretty complementary — there is not that much overlap.

Terry Lally: You do not want to get into one million here, two million there?

John Long: I think we are comfortable making the statement of $10 million, but dissecting it, I don’t think is appropriate.

Terry Lally: I am just asking, I am trying to get to if it is very achievable . . . .

John Long: We think it is very achievable and a considerable amount of thought was put into this presentation.

Terry Lally: For modeling purposes, what is tax rate and the number of shares outstanding?

John Long: We are anticipating a reverse split which will be in the proxy. It will be close to 1 to 25 based on approximately 20 million shares outstanding, tax free. There are some tax benefits that the company will have from some of the historical losses at US Search.we cannot use them all, but we can use some of them. So the tax rate may be tricky.

Terry Lally: It is great to see you are entering into transactions to monetize the value of the assets, especially with the premiums based on the $180 million you put into the businesses.

Ashley Smith – Stonegate Securities – Good morning gentlemen and congratulations

All: Thank you.

Ashley Smith – Great job. A lot of the other things that has been covered already, but do you guys expect to be initiating any acquisitions. This is a rapidly consolidating area and I am sure that there is a lot of competition out there.

John Long: I would say that we will be looking at opportunities between now and closing, especially now that this is public and we can talk about the new company, to potential acquiring companies. Exactly what opportunities will be there for us Things are happening very quickly within this industry and we will do our best to keep up.

Ashley Smith: The companies you are considering targeting – are they within the current five segments? If so, which ones or is it something that would be an indication that would be a sixth segment?

John Long: I think we are focused near term on market share improvement and margin improvement in our core businesses today. So I don’t see us wandering too far out of this at this point. Although you never know what business opportunities may come up. We want to stay focused on these businesses that we have already invested a lot of money in and we have a lot of work ahead.

Ashley Smith – That is all I have and again congratulations. Looking forward to watching this.

Irwin Friedman - Freidman: Congratulations guys, great transaction. Can you explain the structure of the transaction – whether it will be a reverse merger issuance of additional US Search shares. What will the pro forma capitalization look like?

John Long: We will be merging the screening services businesses of First American called First Advantage Corp with US Search shareholders today. It will be new security issue of which US Search shareholders will own 20%. First American will own approximately 80% of the new security that is issued.

Irwin Friedman - The new security will be issued to both the US Search shareholders as well as to the....

Brent Cohen: That’s right.

Operator: That’s all that we have time for questions. I would like to turn the meeting back over to Mr. John Long final comments.

John Long: Thanks for participating in this call. We look forward to sharing additional information about First Advantage Corporation as it becomes available. Thank you so much for your time.

Operator: You may now disconnect.

Additional Information Included in Transcripts Available for Download

US SEARCH intends to file with the SEC a proxy statement / prospectus and other relevant materials in connection with the proposed combination of US SEARCH and the screening services division of The First American Corporation. The proxy statement / prospectus will be mailed to the US SEARCH stockholders. Security holders of US SEARCH are urged to read the proxy statement / prospectus and the other relevant materials when they become available because they will contain important information about US SEARCH and the proposed combination. The proxy statement / prospectus and other relevant materials (when they become available), and any other documents filed by US SEARCH with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, US SEARCH security holders may obtain free copies of the documents filed with the SEC by US SEARCH by directing a request to: US SEARCH.COM Inc., 5401 Beethoven Street, Los Angeles, California 90066, Attn: Investor Relations. US SEARCH security holders are urged to read the proxy statement / prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed combination.